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                                EXHIBIT (a)(5)(v)


                                  Press Release

                     ESCALADE ANNOUNCES PRELIMINARY RESULTS
                          OF DUTCH AUCTION TENDER OFFER

Evansville, IN, March 28, 2000-Escalade, Incorporated, a diversified company engaged in the manufacture and sale of sporting goods and office and graphic arts products, announced today that based on a preliminary count by the depositary for its Dutch Auction tender offer, the Company expects to purchase approximately 758,364 shares of its Common stock, from its stockholders at a price of $18.00 per share in accordance with the terms of the offer. The tender offer expired at 5:00 p.m. (Eastern time) on Friday, March 24, 2000.

Under the terms of the tender offer which commenced on February 24, 2000, the Company had offered to purchase for cash up to 700,000 shares, or approximately 24 % of its issued and outstanding Common stock at a purchase price not greater than $18.00 nor less than $14.50 per share, net to the seller in cash, without interest thereon. Approximately 867,500 shares were properly tendered by stockholders and not withdrawn prior to the expiration of the tender offer. The Company selected the purchase price that enabled it to purchase 700,000 shares, plus an additional 58,364 shares as permitted by applicable laws, rules and regulations, for a total of 758,364 shares. The purchase price will be $18.00 per share, and the Company's repurchase will be prorated in accordance with the terms of the offer.

Escalade said that the determination of the actual number of shares to be purchased and the actual proration factor is subject to final confirmation of proper delivery of all shares tendered and not withdrawn. Payment for shares properly tendered and accepted will be made as promptly as practicable after determination of the final proration factor, and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. All shares not purchased pursuant to the offer will be returned to the tendering stockholders at the Company's expense as promptly as practicable following these determinations.

On February 23, 2000 the last full Nasdaq National market trading day prior to announcement of the tender offer, the closing price of the Common stock was $14.00 per share. The closing price of the Company's Common stock on March 23, 2000 the last Nasdaq National Market trading day prior to expiration of the tender offer, was $17.44 per share.

The shares that the Company expects to purchase in the tender offer represent approximately 26% of the 2,918,178 shares outstanding immediately prior to the commencement of the offer. After the purchase of the shares pursuant to the tender offer, the Company will have approximately 2,159,814 shares of Common stock outstanding.